Exhibit (e)(1)

Excerpts from the Vulcan Materials Company 2011 Annual Meeting Definitive Proxy Statement on Schedule 14A Filed with the Securities and Exchange Commission on March 31, 2011.

TRANSACTIONS WITH RELATED PERSONS

The son of Mr. Philip Carroll, Jr., a member of our Board of Directors, is a partner in a large law firm that has provided legal services to our company for over 50 years.  In determining that this is not a material relationship involving Mr. Carroll, our Board determined that payments made by our company to the firm represented less than 1% of the firm’s consolidated gross revenues in 2010, and the revenues from our company received by Mr. Carroll’s son as a result of his status as partner was not material.

Additionally, the Board made the assessment that Mr. Carroll was independent and that this was not a material relationship for the following reasons:

•      Long-standing relationship between the firm and our company going back over 50 years

•      Mr. Carroll’s son joined the firm in 1988 and was made partner before his father joined the Board in 1999

•      Mr. Carroll’s son does not work directly on any Vulcan matters.  His only remuneration from Vulcan is indirectly from his earnings as a partner of the firm

•      Vulcan’s payments to the firm are less than 1% of the firm’s total revenues

•      Vulcan’s payments to the firm are less than 5% of what we pay in total for our legal fees

•      Mr. Carroll meets all of the director independence standards set both by the SEC and the NYSE

•      Mr. Carroll is a highly respected Board member and he brings invaluable corporate experience as the past President of Shell Oil Company and CEO of Fluor Corp.

•      There is no actual conflict regarding Mr. Carroll’s service on the Board and the selection of firms for legal work since the Board is not involved in the selection process and we would continue to use the firm’s services even absent the relationship

Mr. Carroll will no longer serve as Chair of the Compensation Committee following the 2011 Annual Meeting, in anticipation of Mr. Carroll’s retirement at the 2012 Annual Meeting.

Corporate Governance

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following is information regarding persons known to us to have beneficial ownership of more than 5% of the outstanding common stock of our company, which is our only outstanding class of voting securities, as of the dates indicated in the footnotes below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (# of shares)		Percent of Class
State Farm Mutual Automobile Insurance Company and Affiliates One State Farm Plaza Bloomington, Illinois 61710	12,069,409	(1)	9.4%

T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	11,214,792	(2)	8.7%

PRIMECAP Management Company 255 South Lake Avenue # 400 Pasadena, California 91101	7,869,789	(3)	6.1%

(1)

Based on information contained in a Schedule 13G, dated January 20, 2011, filed with the SEC. According to the Schedule 13G, the listed entity has sole voting and dispositive power over 8,373,600 shares.

(2)

Based on information contained in a Schedule 13G, dated February 14, 2011, filed with the SEC. These securities are owned by various individuals and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3)	Based on information contained in a Schedule 13G, dated February 4, 2011, filed with the SEC.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information, unless otherwise indicated, as of March 1, 2011, regarding beneficial ownership of our company’s common stock, our only outstanding class of equity securities, by each of our directors, each of our NEOs identified in the Summary Compensation Table on page 50 of this proxy statement, and the directors and executive officers as a group.  We believe that, for each of the individuals set forth in the table below, such individual’s financial interest is aligned with the interests of our other shareholders because the value of such individual’s total holdings will increase or decrease in line with the price of our common stock.

Amount and Nature of Beneficial Ownership (# of shares)
Name of Beneficial Owner Non-employee Directors(1)	Shares Owned Directly or Indirectly	Restricted Shares	Phantom Shares Held Pursuant to Plans	Total	Percent of Class
Philip J. Carroll, Jr.	6,752	0	28,600	35,352	*
Phillip W. Farmer	6,120	(2)	0	28,504	34,624	*
H. Allen Franklin	0	4,000	25,358	29,358	*
Ann McLaughlin Korologos	3,896	0	25,169	29,065	*
Douglas J. McGregor	7,795	(3)	0	65,148	72,943	*
James V. Napier	8,334	0	20,457	28,791	*
Richard T. O’Brien	0	0	3,842	3,842	*
James T. Prokopanko	0	0	1,825	1,825	*
Donald B. Rice	48,395	0	19,286	67,681	*
Vincent J. Trosino	10,200	0	19,379	29,579	*
Kathleen Wilson-Thompson	0	0	1,825	1,825	*

Chief Executive Officer and other NEOs(4)	Shares Owned Directly or Indirectly	Exercisable Options	Thrift Plan	Deferred Stock Units	Total	Percent of Class
Don James	186,984	1,292,375	30,309	181,011	1,690,679	1.3%
Dan Sansone	27,311	201,302	21,521	23,240	273,374	*
Danny Shepherd	20,237	119,908	8,646	4,133	152,924	*
Ron McAbee	8,526	157,708	22,701	11,514	200,449	*
Bob Wason	34,077	113,859	8,306	9,014	165,256	*
All Directors and Executive Officers as a group (16 persons)	2,945,443	2.3%

*Less than1% of issued and outstanding shares of our company’s common stock.

(1)

Beneficial ownership for the non-employee directors includes all shares held of record or in street name and, if noted, by trusts or family members. The amounts also include restricted shares granted under our Restricted Stock Plan for Non-employee Directors, phantom shares settled in stock accrued under the Directors’ Deferred Compensation Plan, and deferred stock units awarded under the Deferred Stock Plan for Non-employee Directors and the 2006 Omnibus Long-Term Incentive Plan.

(2)	All shares are held in a trust of which Mr. Farmer is the trustee.

(3)	Includes 1,350 shares held in a trust of which Mr. McGregor is the trustee.

(4)

Beneficial ownership for the executive officers includes shares held of record or in street name. The amounts also include shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 30, 2012, shares credited to the executives’ accounts under our Thrift Plan for Salaried Employees and deferred stock units.

EQUITY COMPENSATION PLANS

The table below sets forth information regarding the number of shares of our common stock authorized for issuance under all of our equity compensation plans as of December 31, 2010.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1):
1996 Long-Term Incentive Plan (For Employees)(2)
Stock Options	4,076,736	$53.36
Performance Share Units	0
Deferred Stock Units	120,237
Total 1996 Long-Term Incentive Plan	4,196,973		0	(2)
Deferred Stock Plan for Non-employee Directors(2)	8,369		0	(2)
Restricted Stock Plan for Non-employee Directors(2)	14,197		0	(2)
2000 Florida Rock Industries Amended & Restated Stock Plan(3)
Stock Only Stock Appreciation Rights	143,573	$45.72
Performance Share Units	68,750
Total 2000 Florida Rock Industries Stock Plan	212,323		0	(3)
2006 Omnibus Long-Term Incentive Plan
Stock-Only Stock Appreciation Rights	2,258,984	$61.36
Performance Share Units	527,518
Restricted Stock Units	1,000
Deferred Stock Units for Non-employee Directors	69,328
Total 2006 Omnibus Plan	2,856,830		994,946
Equity compensation plans not approved by security holders	NONE		NONE
Total of All Plans	7,288,692		994,946

(1)

All of our company’s equity compensation plans have been approved by the shareholders of our company or, in the case of the 2000 Florida Rock Industries Amended and Restated Stock Plan, by the shareholders of Florida Rock Industries, Inc. prior to our acquisition of that company. Column (a) sets forth the number of shares of common stock issuable upon the exercise of options, warrants or rights outstanding under the 1996 Long-Term Incentive Plan, the Deferred Stock Plan for Non-employee Directors, the Restricted Stock Plan for Non-employee Directors, the 2000 Florida Rock Industries Amended and Restated Stock Plan, and the 2006 Omnibus Long-Term Incentive Plan (Omnibus Plan). The weighted-average exercise price of outstanding stock options is shown in Column (b). The remaining number of shares that may be issued under the equity compensation plans are shown in Column (c).

(2)	Future grants will not be made under these plans. The plans will be used only for the administration and payment of grants that were outstanding when the Omnibus Plan was approved.

(3)

This plan was approved by the shareholders of Florida Rock Industries, Inc. Shares available have been adjusted for the merger transaction. Units were only available for granting of awards until September 30, 2010. Future grants will not be made under this plan. The plan will be used only for the administration and payment of grants that are outstanding.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis as set forth below with management and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Philip J. Carroll, Jr., Chair
H. Allen Franklin
James V. Napier
Donald B. Rice

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

In our Corporate Mission Statement, we state that our success is dependent upon the talent, dedication and performance of all employees.  Therefore, our compensation program for our named executive officers (NEOs) is intended to motivate them to achieve our strategic goals and operational plans and to provide competitive levels of rewards for doing so.  To encourage and reward superior performance, we have linked a substantial portion of our NEOs’ compensation to our performance as measured by a standard referred to as Economic Profit (EP), and to the performance of our company’s common stock relative to the performance of other companies.  EP measures the extent to which operating earnings exceed an operating capital charge.  Operating earnings are based on net earnings, but exclude interest income and expense, gains and losses on investments, deferred income taxes, and results of certain discontinued operations.

The total direct compensation for each NEO is reviewed annually and is based on

•      individual performance

•      recent and long-term company performance

•      competitive or market levels of performance

2010 COMPENSATION HIGHLIGHTS

The following table illustrates how we aligned our compensation practices with our goals in 2010:

2010 COMPENSATION COMMITTEE ACTIONS

COMPENSATION ELEMENT	ACTION	OUR NORMAL PRACTICE	REASON FOR ACTION
Base salary	An average of 3.5% salary increase was granted our NEOs, excluding our CEO, who was not given a salary increase.	Normally we grant our NEOs a market competitive level of salary increase, based upon individual performance.

Based on market information reported for executive merit increases, guidance from our executive compensation consultant and individual performance of the NEO, increases are granted to provide appropriate and competitive base salary.

Annual performance-based bonus	No cash bonuses were paid to NEOs based on 2010 company performance.	Normally reflects competitive practice, company performance and individual performance.	2010 performance fell well short of target levels.

Long-term equity-based incentive awards	Each NEO was granted a long-term incentive (LTI) award valued at competitive compensation levels.

Normally we grant LTI awards at competitive levels unless the company’s TSR performance over the prior 5 years is significantly above the S&P 500 median, then premium awards are granted.  Premium awards were not granted in 2010.

Based on competitive practice, to reward consistent outstanding performance and to reinforce the alignment of NEOs’ interest with shareholders’ interests.

COMPENSATION PHILOSOPHY

The dedication and performance of our employees, including our NEOs, enable us to accomplish our corporate goals.  Our compensation program for our NEOs is intended to motivate them to achieve our strategic goals and operational plans while adhering to our high ethical business standards.  We attempt to motivate the NEOs by

•      keeping our salaries and benefits competitive with industrial companies of similar size, enabling us to hire and retain individuals of the highest caliber and to discourage them from seeking other employment opportunities;

•      linking a meaningful portion of compensation to our company’s measurable performance and by increased use of PSUs over SOSARs, thereby encouraging the creation of shareholder value over the short and long term;

•      motivating, recognizing, and rewarding individual excellence; and

•      paying a meaningful portion of total compensation in our stock and encouraging significant stock accumulation to align the interests of our management and shareholders.

COMPENSATION COMMITTEE:  ROLES AND RESPONSIBILITIES

The Compensation Committee, which is composed entirely of independent directors, administers our executive compensation program in accordance with the Compensation Committee’s charter.  The current charter is available on our website at www.vulcanmaterials.com.  The role of the Compensation Committee is to

•      annually review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and then

•      evaluate the Chief Executive Officer’s performance relative to these goals and objectives,

•      set the Chief Executive Officer’s compensation levels based on this evaluation,

•      report to the full Board of Directors,

•      determine and set base salary and awards made to NEOs under our incentive compensation plans and equity-based plans;

•                  administer our Executive Incentive Plan (EIP) and 2006 Omnibus Long-Term Incentive Plan (Omnibus Plan);

•                  report to the Board its approval or disapproval of recommendations of the Chief Executive Officer for material changes in existing retirement and benefit plans applicable to the NEOs; and

•                  make regular reports to the Board, including an annual report, explaining its determination of compensation levels for the Chief Executive Officer and the other NEOs.

Our NEOs for 2010 are:

Don James	Chairman and Chief Executive Officer
Dan Sansone	Executive Vice President and Chief Financial Officer(1)
Danny Shepherd	Executive Vice President, Construction Materials(2)
Ron McAbee	Senior Vice President, Construction Materials Group-West(3)
Bob Wason	Senior Vice President and General Counsel

(1)       During 2010, Mr. Sansone held the title Senior Vice President and Chief Financial Officer.  He was promoted as of February 1, 2011.

(2)       During 2010, Mr. Shepherd held the title Senior Vice President Construction Materials Group — East.  He was promoted as of February 1, 2011.

(3)       Mr. McAbee retired effective as of February 1, 2011.

When making executive compensation decisions, the Compensation Committee reviews compensation tally sheets that show the Chief Executive Officer’s and the other NEOs’ total compensation.  Our internal corporate compensation group prepares the tally sheets.  Each of these tally sheets presents the dollar amount of compensation for the NEOs broken out into 1) base salary, 2) annual performance-based bonus, and 3) long-term equity-based incentive awards.  However, in determining compensation for 2010, the Compensation Committee did not adjust for

•                  incentives realized in prior years or wealth accumulation through realized and unrealized equity gains and post-employment payments; or

•                  potential payments to the NEOs that are contingent upon the occurrence of a corporate change-in-control (CIC).

COMPENSATION CONSULTANT

As stated in its charter, the Compensation Committee is authorized to retain external advisors and consultants at our company’s expense.  In 2010, the Compensation Committee engaged Compensation Strategies, Inc. (CSI) as its independent compensation consultant.  CSI acts at the direction of, and reports to, the Compensation Committee, although it meets with management from time to time to discuss compensation initiatives and issues.  The Compensation Committee has not requested, and does not intend to request, that CSI provide any non-compensation related services to our company.  CSI does not have any business relationships with our company beyond the services provided as the independent consultant to the Compensation Committee.

In our compensation engagement, CSI

•                  conducts periodic comprehensive studies of executive compensation and makes recommendations regarding the components of executive compensation, including target levels for 1) base salary, 2)  annual bonus, 3) long-term equity-based incentive awards, and 4) change-in-control protections;

•                  advises the Compensation Committee regarding competitive practices, the design of new programs and new laws, rules, and regulations relating to executive compensation; and

•                  prepares an annual study of compensation and makes recommendations to the Board of Directors.

In 2010, CSI

•                  provided the Compensation Committee with observations on the relative competitiveness of our compensation programs with comparable companies (based upon its review of the various components of market data set forth above)

•                  provided its recommendations with respect to Board compensation, as well as its advice on regulatory compliance and development of new programs

•                  conducted an executive market study to ensure that our compensation programs are reasonable and competitive.

Representatives of CSI attended four meetings of the Compensation Committee in 2010 and participated in the executive session of the Compensation Committee.  Our CEO does not attend this executive session.

BENCHMARKING TOTAL COMPENSATION

For compensation decisions made in February 2010, we did not conduct a new total compensation benchmarking study or analysis.  However, to ensure that our compensation program is competitive, total direct compensation paid to our CEO and other NEOs was benchmarked against a composite group of companies in December 2010.  Compensation data from that group is adjusted to reflect the size of our company.  The benchmarking data is useful in setting market-based (median) levels for the three principal elements of compensation:  1) base salary, 2) annual performance-based bonus and 3) long-term equity-based incentive awards.  With the assistance of CSI, the Compensation Committee also annually reviews the composition of the comparison group to ensure that included companies continue to be relevant for comparative purposes.  The total direct compensation for each NEO is reviewed annually and is based on:

•                  individual performance;

•                  recent and long-term company performance; and

•                  competitive or market levels of performance.

The comparison group was composed of 26 companies from the following industries: Construction Materials; Building Products; Construction Equipment; Engineering & Construction; Forest Products; Coal Mining; Metals Mining; and Metal Producers/Manufacturers, as set forth in the following table.

COMPARISON GROUP

• Arch Coal Inc.	• Jacobs Engineering Group Inc.	• Peabody Energy Corporation
• CONSOL Energy Inc.	• Louisiana-Pacific Corporation	• Shaw Group Inc.
• Cummins Inc.	• Martin Marietta Materials, Inc.	• Sherwin-Williams Company
• Danaher Corporation	• Masco Corporation	• Stanley Black & Decker, Inc.
• Fluor Company	• Massey Energy Company	• Temple-Inland Inc.
• Fortune Brands, Inc.	• MeadWestvaco Corporation	• Texas Industries, Inc.
• Freeport-McMoran Copper & Gold	• Newmont Mining Corporation	• U.S. Steel Corporation
• Granite Construction Inc.	• Nucor Corporation	• Weyerhauser Company
• International Paper Company	• PPG Industries, Inc.

The executive market study (using the Aon Hewitt and Towers Watson surveys) conducted by CSI also compared our officer positions to similar positions among U.S. manufacturing companies with revenues between $1 billion to $4.9 billion.

The study provided data for the 25th, median, and 75th percentiles with respect to base salary, target and actual incentive compensation and long-term incentive compensation, and target and actual compensation.  We benchmark against median compensation because it allows us to attract and retain employees and helps us to manage the overall cost of our compensation program.

Each element of our compensation program is set forth below, with an explanation of the factors the Compensation Committee considered in making the awards.  We have not targeted a specified percentage of total compensation for cash compensation or short-term or long-term equity-based incentive awards.  Rather, based on the results of the competitive benchmarking, we have established incentive target levels for each of the NEOs.

Base pay, short-term incentive opportunity and long-term incentive opportunity are targeted at the median competitive levels.  For short-term incentives, these levels are expressed as a percentage of base salary and for long-term incentives as a percentage of the estimated base salary market rate for the position.  The target award percentages vary by position and level of responsibility.  In our view, as the level of responsibility for an executive increases, so should the risk of increased or decreased total compensation.  We achieve this balance through higher target levels of short-term performance-based bonuses and long-term equity awards, which vary with the performance of our company.

ELEMENTS OF COMPENSATION

Our elements of compensation, all of which are discussed in greater detail below, include:

•                  Base salary

•                  Short-term performance-based bonus

•                  Long-term equity-based incentives

•                  Benefits and perquisites

•                  Change-in-control protections

•                  Retirement and pension benefits.

BASE SALARY

The base salary element of our compensation program is designed to be competitive for compensation paid to similarly-situated, competent, and skilled executives.  The Compensation Committee uses the information and procedures described above to set base salaries based on each individual’s performance, contribution to business results, and market compensation.  The Compensation Committee determines if base salary increases are appropriate for our NEOs after considering

•                  The NEO’s pattern of achievement for performance relative to the pre-established goals and objectives in his area(s) of responsibility

•                  The overall managerial effectiveness for planning, personnel development, communications, regulatory compliance and similar matters;

•                  Competitive pay levels for similarly situated executives set forth in the compensation surveys and our comparison group, set forth in the table on page 41.

•                  Marketplace trends in salary increases; and

•                  The NEO’s potential for future contributions to the organization, retention risks, fairness in view of our overall salary increases, and the ability of our company to pay the increased salaries.

We annually review the base salaries of the NEOs and at the time of a promotion or change in responsibilities.  To ensure the salaries paid to our NEOs are competitive relative to the marketplace, the Compensation Committee reviews the compensation analysis and data from Aon Hewitt and Towers Watson and our comparison group.  This analysis serves as a starting point for evaluating appropriate levels of base pay.  We generally target the 50th percentile of the market (the midpoint of the base salary range) because we believe this is the appropriate level for evaluating the competitiveness of our compensation.  This benchmark is determined by the procedures described above and serves as a starting point for evaluating appropriate levels of base pay.

However, the Compensation Committee has determined that Mr. James’ experience, performance and tenure in his position warrant a base salary that is somewhat higher than the 50th percentile for chief executive officers in our competitive market analysis.  Increases in salaries are discretionary, based on the nature and responsibilities of the position, individual performance, changes in the market compensation levels and the other factors set forth above.  Mr. James’ base salary has not increased since February 2008.  The base salaries paid to our NEOs for 2010, 2009, and 2008 are set forth in the Summary Compensation Table on page 50 in the “Salary” column.

To further our goal of aligning the executives’ interests with those of our shareholders, we generally reward superior performance through our bonus program and long-term equity-based incentives rather than through base pay.

SHORT-TERM CASH BONUS

Our short-term cash bonus incentive program is designed to motivate our executives, including the NEOs, and reward them with cash payments for achieving quantifiable near-term business results.  The goal of this program is to link performance to payment and to reward behaviors that create value for our shareholders.  We do this by comparing financial results to pre-established objective performance targets.  Payment of the bonus is based on the overall performance of our company, the performance of specific divisions or business units or a combination of these, as applicable, and the performance of the NEO.

We set the “target bonus” at competitive market levels consistent with similarly situated executives in our comparison group and in the compensation surveys.  The target bonus opportunity is expressed as a percentage of base salary.  Average levels of performance yield bonuses at levels approximately equal to median levels indicated in the compensation study.

MEETING THE MINIMUM PERFORMANCE THRESHOLD UNDER THE EXECUTIVE INCENTIVE PLAN (EIP)

We pay short-term incentives to our NEOs through the shareholder-approved Executive Incentive Plan (EIP) which is structured so that cash bonus payments will satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code.  The payment of the bonus is based on attaining a minimum performance threshold for the year, as established by the Compensation Committee.  For 2010, the minimum threshold was either:  (1) cash earnings in the amount of $190 million or (2) EBITDA in the amount of $350 million.

If the Compensation Committee determines that the minimum performance thresholds are met, our NEOs may receive a bonus earned under the EIP, subject to the Compensation Committee’s discretion to adjust the bonus downward.  In determining the downward adjustment (if any) the Compensation Committee may use a pre-established objective formula or standard and other financial or non-financial factors.

DETERMINING BONUS PAYABLE

The Compensation Committee determines the level of performance required to produce a “target bonus.”  We then provide significant upside opportunity and downside risk to actual bonus payments based on actual financial performance of our company or the relevant business unit, as appropriate.  Our evaluation of the company’s annual financial performance results from our analysis of how our actual EP measures compare to targeted EP for the year.

In 2010, the Compensation Committee reviewed the performance of the Chief Executive Officer and each of the other NEOs and concluded each had performed well in a difficult economic environment.  Even though the minimum financial performance threshold under EIP was achieved in 2010, the company’s results at the corporate level under the EP formula fell significantly short of the EP performance goal required to produce the “target bonus” level.  The goal for 2010 was to achieve a $61 million improvement in EP over 2009’s EP.  Therefore, consistent with the recommendation of the CEO, the Compensation Committee exercised its discretion to pay no bonuses to EIP participants for 2010 performance, as reflected in the Summary Compensation Table on page 50.

The table below shows for each NEO the target bonus expressed as a percentage of base salary, the maximum bonus payable under the EIP and the actual bonus paid to each NEO based on 2010 performance.

TARGET BONUS

	Amount of “Target Bonus” Expressed as a Percentage of Base Salary	Maximum Bonus Per EIP(1) ($)	Bonus Paid for 2010 Performance ($)
Don James	100%	5,000,000	0
Dan Sansone	70%	1,442,000	0
Danny Shepherd	65%	1,082,000	0
Ron McAbee	65%	1,082,000	0
Bob Wason	55%	860,000	0

(1)       Per EIP, no payment may exceed $7,000,000 in any year to any participant.  The amounts in this column equal the lesser of $7,000,000 or 4 times the target bonus

LONG-TERM EQUITY-BASED INCENTIVES

Our long-term equity-based incentive compensation program rewards the NEOs based on the future performance of our company, by providing potentially significant payments relative to creating value for our shareholders.  The goals of the long-term incentive program are to

•                  help executive officers accumulate shares of our stock to ensure their interests are aligned with our shareholders’ interests

•                  motivate financial performance over the long-term

•                  recognize and reward superior financial performance of our company

•                  provide a retention element to our compensation program

•                  promote compliance with the stock ownership guidelines for executives.

2010 LONG-TERM INCENTIVE GRANTS.  The Compensation Committee has established a “standard percentage” of each NEO’s base salary midpoint for his position (determined as described above) that is used when making a long-term award to each NEO.  The standard percentage is based primarily upon the compensation analysis described in the section entitled “Benchmarking Total Compensation” above.  The Compensation Committee sets the standard at approximately the 50th percentile of the awards made to individuals with similar positions in the market.  The Compensation Committee then determines the targeted value of long-term incentive grants for each of the NEOs by multiplying the applicable standard percentage by the base salary midpoint of each NEO’s position.  The table below shows the standard percentages for each of our NEOs although the Compensation Committee retains the discretion to deviate from these percentages in the actual long-term incentive grants it makes each year.

Standard Long-Term Award Expressed as a Percentage of Base Salary Midpoint for 2010
Don James	225%
Dan Sansone	100%
Danny Shepherd	100%
Ron McAbee	100%
Bob Wason	75%

The Omnibus Plan provides a variety of forms of incentives that the Compensation Committee may use, at its discretion, for granting long-term incentives.  These incentives include

•                 stock options

•                  stock only stock appreciation rights (SOSARs)

•                  performance share units (PSUs)

•                  restricted stock

Subject to the limitations under the Omnibus Plan, the Compensation Committee may adjust the amount we award to reflect our company’s past performance, based on total shareholder return or other quantifiable financial measures deemed appropriate by the Compensation Committee.

In 2010, the Compensation Committee granted a combination of SOSARs and PSUs to each of the NEOs.  The total number of units granted was calibrated to approximate the standard award value described above.  The number of units to be granted is determined by valuing SOSARs (Black-Scholes) and PSUs (Monte Carlo simulation model) under valuation principles similar to generally accepted accounting principles, subject to certain adjustments recommended by CSI.  The Compensation Committee normally grants a number of units that produces a value that approximates the 50th percentile of the market.  However, the Compensation Committee may make adjustments each year to the number of units granted.  We generally award premium grants only when our 5-year average TSR performance approximates or exceeds the 75th percentile when compared to the S&P 500.

In 2010, the Compensation Committee determined that it was not appropriate to raise the value of long-term awards based on our 5 year total shareholder return performance.  Therefore, grants were made at the standard award value, as shown in the table above.  Expressed in terms of their value, approximately one-half of the 2010 grants consisted of SOSARs and one-half consisted of PSUs.  These awards are reflected under the heading “Executive Compensation” in the Summary Compensation Table on page 50 and the table of Grants of Plan Based Awards on page 51.  With respect to LTI grants made in 2011, slightly more than one-half of the units granted were PSUs and the balance were SOSARs resulting in a shift in favor of PSUs of approximately 78% of the value granted.

2010 LONG-TERM INCENTIVE PAYMENTS.  In February 2010, the Compensation Committee authorized payment of the PSUs that were granted in 2007 and vested on December 31, 2009.  The level of the payout was based on the company’s

•                  3-year average EP, which was approximately 61.7% of target and

•                  3-year average total shareholder return performance, which was at the 46th percentile relative to the S&P 500 Index.

The following table reflects the goals against which performance was measured for payment for the PSUs granted in 2007 and payable in 2010.  The percentage payable is determined by the interpolation of the two performance factors.  The actual payment was determined to be 77%.  The Compensation Committee has the authority to exercise downward discretion in determining payment.

2010 LONG-TERM INCENTIVE PAYMENTS
DETERMINING PERCENTAGE OF AWARD PAYABLE FOR AWARD PERIOD

Company 3-Year Average Economic	Company 3-Year Average Total Shareholder Return Percentile Rank Relative to the S&P 500 Index
Profit as a Percent of Target Percent of Target	25th or Less Percentile Rank	50th Percentile Rank	75th or Greater Percentile Rank
	PERCENTAGE OF AWARD PAYABLE
175% or greater	100%	150%	200%
150%	75%	125%	175%
100%	50%	100%	150%
50%	25%	75%	125%
25% or less	0%	50%	100%

Beginning with the 2010 PSU awards, payments are to be based solely on our TSR percentile ranking relative to the S&P 500 Index.

In March 2010, payments were made for vested Deferred Stock Units (DSUs) from grants made in 2001, 2002, 2003 and 2004.  All of the NEOs elected to defer payment of the DSUs through the Executive Deferred Compensation Plan (EDCP).  All DSU payments deferred into the EDCP must remain in company stock.  All the NEOs elected deferral until the year following the year of retirement.

TIMING OF EQUITY-BASED INCENTIVE COMPENSATION.  At its February meeting, the Compensation Committee sets

•                  performance targets for PSU grants and payments.  Establishing incentive compensation goals and granting equity-based awards have not been timed with the release of non-public material information.

•                  goals and awards.  Typically, additional equity-based incentive grants have been made to executive officers at other times during the year only upon hire or promotion.  All such equity-based awards are priced on the date of grant.

STOCK OWNERSHIP GUIDELINES.  In order to align the interests of the NEOs with our shareholders’ interests and to promote a long-term focus for these officers, our company has executive stock ownership guidelines for the officers of our company.  The guidelines are based on management’s and CSI’s assessment of market practice.  The stock ownership requirements are higher for the Chief Executive Officer than for the other NEOs.

The table below shows the guidelines for the NEOs, expressed as a multiple of base salary.

Name	Multiple of Base Salary Ownership Guidelines
Don James	7x
Dan Sansone	3x
Danny Shepherd	3x
Ron McAbee	3x
Bob Wason	3x

Types of ownership counted toward the guidelines include the following:

•                  direct holdings;

•                  stock-based qualified retirement plan holdings;

•                  stock-based holdings in the deferred compensation and nonqualified supplemental benefit plans; and

•                  indirect holdings, such as shares owned by a family member, shares held in trust for the benefit of the NEO or a family member, or shares held in trust for which such officer is trustee.

The “in the money” value of vested options do not count toward the satisfaction of these guidelines.

Annually, the CEO reviews compliance with the ownership guidelines and reports the results to the Compensation Committee.  The Chief Executive Officer and each of the other NEOs meet or exceed our ownership guidelines.

Newly-appointed officers are expected to meet the applicable ownership requirement within five years of their appointment.

BENEFITS AND PERQUISITES

NEOs participate in each of the benefit plans or arrangements that generally are made available to all salaried employees including

•                  medical and dental benefits

•                 life, accidental death and disability insurance

•                  pension and savings plans.

Our company pays 100% of the premiums for individual long-term disability policies that insure base pay and target bonus in excess of that insured under the group contract up to a limit of $500,000 covered compensation.  In addition, the NEOs have change-in-control agreements.

We provide company-owned cars to the NEOs for their use.  Additionally, we pay for the insurance, maintenance and fuel for such vehicles.  Executives reimburse our company for personal use of these vehicles.  We also make the company-owned aircraft available to the CEO and senior executives for business travel.  The aircraft is available to the CEO and the other NEOs for personal use at the expense of the NEO.  On one occasion during 2010, one NEO used the aircraft for personal purposes and statutory costs were charged to that NEO.  The CEO did not use the aircraft for personal purposes.  We do not provide other perquisites to the NEOs such as country club memberships or financial planning services.

The Compensation Committee reviews our policies and determines whether and to what extent perquisites should be continued.

CHANGE-IN-CONTROL PROTECTION

We do not have written employment agreements with executives.  Instead, each of our NEOs has change-in-control (CIC) protection that provides for severance payments and accelerated vesting or payment of equity-based incentive awards only if the change-in-control event actually occurs.  We provide such protections in order to minimize disruptions during a pending or anticipated CIC.  In 2010, we did not consider the amount of severance payments or the number of incentive awards subject to acceleration of vesting under the change-in-control agreements in determining the other compensation elements to which the NEOs were entitled.  For a detailed description of the change-in-control provisions, refer to “Payments upon Termination or Change-in-Control” on page 57.  Any CIC protection agreements executed during 2011 will not provide for tax gross-up benefits, will not include long-term incentives in determining severance amounts, and will require a “double trigger” for payment of severance provisions.

RETIREMENT AND PENSION BENEFITS

Our company provides the following retirement and pension benefits to our NEOs:

BENEFIT	BACKGROUND
Retirement Income Plan	This pension plan is available to all salaried employees of our company hired prior to July 15, 2007.

Unfunded Supplemental Benefit Plan

The Unfunded Supplemental Benefit Plan provides for benefits that are not permitted under the Retirement Income and the 401(k) Plans due to Internal Revenue Service pay and benefit limitations for qualified plans. This Plan is designed to provide retirement income benefits, as a percentage of pay, which are similar for all employees regardless of compensation levels. The Unfunded Supplemental Benefit Plan eliminates the effect of tax limitations on the payment of retirement benefits, except to the extent that it is an unfunded plan and a general obligation of our company.

Supplemental Executive Retirement Agreement (SERA)

Only Mr. James has a SERA. The effect of the SERA is to give Mr. James 1.2 years of service credit for every year he participates in the Retirement Income Plan. The purpose of the SERA is to provide an incentive and retention device. The Plan will provide Mr. James with a full career retirement benefit. After February 2011, no additional service years will be credited under his SERA.

A discussion of all retirement benefits provided to the NEOs is set forth under the heading “Retirement and Pension Benefits” on page 55.

THE ROLE OF THE CEO IN THE COMPENSATION DETERMINATION PROCESS

The CEO is responsible for conducting an annual performance evaluation of each of the other NEOs.  The evaluations take into account such items, among others, as the

•                  performance of the business unit or function for which the executive officer is responsible

•                  safety, health and environmental performance

•                  effective management of our company’s natural resources

•                  adherence to our company’s mission and values

In addition, the CEO can request input from CSI regarding competitive practices.  Based on the foregoing and the results of the competitive benchmarking report, the CEO makes a recommendation to the Compensation Committee for the compensation of each of the other NEOs, broken out into

•                  base salary

•                  annual performance-based bonus

•                  long-term equity-based incentive awards.

The Compensation Committee meets during the year to discuss and consider the recommendations of the CEO as well as the compensation information described above and then sets the compensation of the NEOs.  The CEO participates in these meetings.  While the Compensation Committee gives appropriate consideration to the information presented by the CEO, the Compensation Committee will adjust the recommendations and set the compensation for the other NEOs based on its review of the relevant compensation information and considerations.

In executive session (excluding the CEO), the Compensation Committee separately reviews the performance of the CEO and determines his compensation, including his base salary, annual performance-based bonus, and long-term equity-based incentive awards.  In setting such compensation, the Compensation Committee takes into account the recommendations made by CSI.  After the Compensation Committee has determined the total compensation for the CEO, the Chair of the Compensation Committee presents the CEO’s overall compensation package to the entire Board of Directors for ratification.

CONSIDERING RISK

Our compensation programs are discretionary, balanced, focused, and give considerable weight to the long-term performance of our company.  Under this structure, the highest amount of compensation can only be achieved through consistent superior performance over sustained periods of time.  Goals and objectives reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure.  Likewise, the elements of compensation are balanced among current cash payments and long-term equity-based incentive awards.  The Compensation Committee retains the discretion to adjust compensation for quality of performance and adherence to our company’s values.

ACCOUNTING AND TAX CONSIDERATIONS

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(m).  In administering the compensation program for executive officers, the Compensation Committee considers the applicability of Section 162(m) of the Internal Revenue Code, the consequences under financial accounting standards, the tax consequences in our analysis of total compensation and the mix of compensation elements, base, bonus and long-term incentives.  Section 162(m) prohibits public companies from taking a tax deduction for compensation that is paid to any one of certain employees in excess of one million dollars, unless the compensation qualifies as performance-based compensation within the meaning of the Internal Revenue Code.  Our CEO has elected to defer any base salary in excess of $1,000,000.  To preserve the deductibility of compensation, we intend that bonus payments made according to the EIP and, generally, grants of long-term incentives under our Omnibus Plan, qualify as “qualified performance-based compensation.”  The Compensation Committee has the discretion to design and implement compensation elements that may not be deductible under Section 162(m) if the Compensation Committee determines that, despite the tax consequences, those elements are in our best interest to adopt.

EXPENSING OF STOCK OPTIONS.  We consider the tax and financial accounting implications to our company in allocating awards among various compensation vehicles and seek to preserve the tax deduction for compensatory awards.  For example, we do not issue incentive stock options (ISOs), even though ISOs provide potential tax advantages to the recipient, because of the negative tax and accounting consequences to our company.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth, for the three most recently completed fiscal years, information concerning the compensation of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers (collectively, the NEOs) employed as of December 31, 2010, determined on the basis of their total compensation for 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4) ($)	Total ($)
Donald M. James	2010	1,250,004	0	1,305,806	1,460,460	0	3,889,276	167,346	8,072,892
Chairman and Chief Executive Officer	2009 2008	1,250,004 1,241,670	0 0	1,366,571 1,334,021	3,469,689 1,482,000	0 0	4,763,796 5,047,044	239,799 431,049	11,089,819 9,535,784
Daniel F. Sansone	2010	512,504	0	263,420	303,660	0	548,007	33,445	1,661,036
Executive Vice President and Chief Financial Officer	2009 2008	500,004 495,838	0 0	284,378 273,645	713,563 308,058	0 0	660,490 679,337	40,715 86,279	2,199,150 1,843,157
Danny R. Shepherd Executive Vice President, Construction Materials	2010 2009 2008	413,338 400,008 391,674	0 0 0	243,250 263,347 253,122	281,970 661,089 285,532	0 0 0	297,065 499,332 648,608	30,490 36,297 60,887	1,266,113 1,860,073 1,693,823
Ronald G. McAbee(5) Senior Vice President, Construction Materials — West	2010 2009 2008	413,338 400,008 391,673	0 0 0	243,250 263,347 253,122	281,970 661,089 285,532	0 0 0	237,718 521,104 868,631	28,136 36,876 71,305	1,204,412 1,882,424 1,870,263
Robert A. Wason IV Senior Vice President, General Counsel	2010 2009 2008	389,174 377,504 362,504	0 0 0	156,116 168,250 136,139	179,545 436,746 153,338	0 0 0	399,882 500,026 374,835	28,126 33,693 64,192	1,152,843 1,516,219 1,091,008

(1)            Pursuant to the rules of the Securities and Exchange Commission, we have provided a grant date fair value for Stock Awards and Option Awards in accordance with the provisions of FASB ASC Topic 718.  For Option Awards (including SOSARs), the fair value is estimated as of the date of grant using the Black-Scholes option pricing model, which requires the use of certain assumptions, including the risk-free interest rate, dividend yield, volatility and expected term.  The risk-free interest rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period equal to or approximating the option’s expected term.  The dividend yield assumption is based on our historical dividend payouts.  The volatility assumption is based on the historical volatility, and expectations regarding future volatility, of our common stock over a period equal to the option’s expected term and the market-based implied volatility derived from options trading on our common stock.  The expected term of options granted is based on historical experience and expectations about future exercises and represents the period of time that options granted are expected to be outstanding.  For Performance Share Awards, the fair value is estimated on the date of grant using a Monte Carlo simulation model.  We do not believe that the fair values estimated on the grant date, either by the Black-Scholes model or any other model, are necessarily indicative of the values that might eventually be realized by an executive.

(2)            No payments pursuant to the Executive Incentive Plan (EIP) were made in 2011, 2010 or 2009 for the previous year’s performance.  See discussion of EIP plan under heading “Compensation Discussion and Analysis” above.

(3)            Includes only the amount of change in pension value because our company does not provide any above market earnings on deferred compensation balances.  The year over year change in pension value is attributable to three primary factors which are change in accrued benefit, aging (one year closer to retirement) and actuarial assumptions.  With respect to Mr. James, in 2010, the amount due to the increase in his accrued benefit is $1,561,000, to aging is $1,364,000 and to changes in actuarial assumptions (principally the discount rate) is $964,000.

(4)      Includes qualified defined contribution plans contributions, company-paid life insurance premiums, deferred stock unit dividend equivalents granted in 2010 and personal use of company automobile, as set forth in the following table.  One of the NEOs used the company aircraft once for personal use in 2010.

(5)      Mr. McAbee retired from our company effective on February 1, 2011.

FOOTNOTE 4 BREAKOUT DETAIL OF ALL OTHER COMPENSATION

Name	Non-Qualified Thrift Plan Contributions ($)	Qualified Thrift Plan Contribution ($)	Company Paid Life Insurance Premiums ($)	DSU Dividend Equivalents ($)	Personal Use of Company Automobile ($)	Personal Use of Company Aircraft ($)	Total ($)
Don James	40,200	9,800	1,440	111,151	4,755	0	167,346
Dan Sansone	10,700	9,800	1,440	11,505	0	0	33,445
Danny Shepherd	6,734	9,800	1,440	10,833	1,233	450	30,490
Ron McAbee	6,734	9,800	1,440	10,162	0	0	28,136
Bob Wason	5,767	9,800	1,440	10,162	957	0	28,126

The following table sets forth the grants of plan-based awards in 2010 to our NEOs:

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (# of shares)			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	or Units (#)	Options (#)	Awards(1) ($/Sh)	Awards(2) ($)
Don James	2/11/2010	0	1,250,000	5,000,000	0	32,370	64,740	0	121,200	43.05	2,766,266
Dan Sansone	2/11/2010	0	360,500	1,442,000	0	6,530	13,060	0	25,200	43.05	567,080
Danny Shepherd	2/11/2010	0	270,400	1,082,000	0	6,030	12,060	0	23,400	43.05	525,220
Ron McAbee	2/11/2010	0	270,400	1,082,000	0	6,030	12,060	0	23,400	43.05	525,220
Bob Wason	2/11/2010	0	215,050	860,000	0	3,870	7,740	0	14,900	43.05	335,611

(1)            Exercise price was determined using the closing price of our common stock on the grant date as required under the Omnibus Plan.

(2)            Amount represents the grant date fair values for the SOSARs and PSUs calculated in accordance with FASB ASC Topic 718.  The grant date fair value of $12.05 for the SOSARs was calculated using a Black-Scholes pricing model.  The assumptions used to determine the value of the options include:  an expected volatility of 27.58% (derived using the daily closing stock prices over a period consistent with the expected term, for the seven and one-half years ending12/31/2007, the past two years of extremely high volatility is not representative of management’s expectation of future volatility), a dividend yield of 2.00%, an interest rate of 3.15% (the rate of the U.S. constant maturity rates, as published on the federal reserve.gov site, for a period approximating the expected term) and an expected time of exercise of seven and one-half years from grant date. The grant date fair value of $40.34 for the PSUs was calculated using a Monte Carlo simulation model.  Fair value was calculated on the standard grant.

OPTION EXERCISES AND STOCK VESTED

Certain information concerning each exercise of stock options and each vesting of stock during the fiscal year ended December 31, 2010, for each of the NEOs on an aggregate basis is set forth in the table below.

	OPTION AWARDS		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting(2) (#)	Value Realized on Vesting(3) ($)
Don James	126,650	324,520	36,540	1,570,631
Dan Sansone	4,500	11,034	4,836	207,704
Danny Shepherd	0	0	3,704	159,022
Ron McAbee	19,000	92,112	4,353	186,964
Bob Wason	0	0	3,468	149,060

(1)       Calculated by multiplying the difference between the fair market value of our common stock on the date of exercise and the option exercise price by the number of options exercised.

(2)       Represents the Deferred Stock Units (DSUs) and the Performance Share Units (PSUs).  Both DSUs and PSUs were paid 100% in stock.

(3)       Calculated by multiplying the number of units vested by the high/low average price of our common stock on the vesting date for DSUs and by the closing price of our common stock for PSUs.

DEFERRED COMPENSATION PLAN

Our Executive Deferred Compensation Plan was established in 1998 to allow executives to defer a portion of their current year’s compensation in a tax-efficient manner.  We believe that providing a tax deferral plan gives our executives flexibility in tax and financial planning and provides an additional benefit at little cost to our shareholders.  Our company does not make any contributions to the plan on behalf of the participants.  Because our company purchases assets that mirror, to the extent possible, participants’ deemed investment elections under the plan, the only costs to our company related to the plan are administrative costs and any contributions that may be necessary to true-up account balances with deemed investment results.  The plan allows executives with annual compensation (base salary and average annual short-term bonus) of $200,000 or more to defer receipt of up to 50% of base salary, up to 100% of annual cash bonus and, beginning in 2007, up to 100% (net of FICA and any applicable local taxes) of long-term incentive awards, which are not excluded from deferral eligibility by the Internal Revenue Code (or regulations thereunder), until a date selected by the participant.  The amounts deferred are deemed invested as designated by participants in our company’s common stock (a “phantom stock” account) or in dollar-denominated accounts that mirror the gains or losses of the various investment options available under our company’s 401(k) plan.  The plan does not offer any guaranteed return to participants.

The plan is funded by a “rabbi trust” arrangement owned by our company, which holds assets that correspond to the deemed investments of the plan participants.  Participants have an unsecured contractual commitment from our company for payment when the amounts accrue.  Upon the death or disability of a participant or upon a change in control of our company, all deferred amounts and all earnings related thereto will be paid to the participant or participant’s beneficiaries in a single lump sum cash payment.

Effective for deferrals made after January 1, 2007, the plan permits executives to defer PSUs and DSUs into the plan, which would, absent such deferral, be distributed to the executives.  The PSU and DSU deferrals, other than described below, will be credited to the plan participant accounts in the form of phantom stock and an equal number of shares of our common stock will be deposited by our company into the rabbi trust.  The only exceptions are the PSU distributions that were paid in 2007, which were distributed one-half in cash and one-half in stock, and accordingly, deferrals were proportionately allocated between the cash account and the stock account.  Deferrals of long-term incentive compensation payments are invested in phantom stock of our company and may not be reallocated to an alternative investment option while in the plan.

The following table shows the contributions, earnings, distributions and year-end account values for the NEOs under the plan.

NONQUALIFIED DEFERRED COMPENSATION PLAN
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End(1)($)
Don James	1,696,288	0	(732,360)	0	9,360,417
Dan Sansone	107,568	0	81,285	(132,644)	2,257,177
Danny Shepherd	71,010	0	(45,897)	0	622,015
Ron McAbee	100,471	0	(6,458)	(115,971)	591,665
Bob Wason	97,805	0	123,403	0	1,837,302

(1)       Includes both the executive contributions and the earnings on those contributions.  Cash-based salary and cash annual bonus amounts contributed by the executives are included in the amounts reported in the Summary Compensation Table in the year of deferral.  PSU and DSU deferrals are included as compensation in the year of the grant.  Above-market earnings are not reported as our company does not provide for such earnings on deferred compensation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Certain information concerning unexercised options, stock that has not vested and equity incentive plan awards for each of the NEOs outstanding as of December 31, 2010 is set forth in the table below:

	OPTION AWARDS							STOCK AWARDS
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)		Number of Securities Underlying Unexercised Options (#) (Unexerciseable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(11) (#)		Market Value of Shares or Units of Stock That Have Not Vested(12) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(13) (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(12) ($)
Don James	2/9/2001	73,350		0		44.9000	2/9/2011	7,510	(4)	333,144	8,137	(8)	360,957
	2/7/2002	200,000		0		45.9500	2/7/2012	14,616	(5)	648,366	59,780	(9)	2,651,841
	2/13/2003	145,000		0		31.4650	2/13/2013	30,524	(6)	1,354,045	64,740	(10)	2,871,866
	2/12/2004	130,000		0		46.7600	2/12/2014
	2/10/2005	146,000		0		57.0950	2/10/2015
	12/8/2005	118,000		0		68.6300	12/8/2015
	1/24/2006	169,800		0		69.3100	1/24/2016
	2/8/2007	111,250		0		109.200	2/8/2017
	2/7/2008	50,000	(1)	25,000		70.6900	2/7/2018
	2/12/2009	78,462	(2)	156,928		47.4700	2/12/2019
	2/11/2010	0	(3)	121,200		43.0500	2/11/2020
Dan Sansone	2/9/2001	14,500		0		44.9000	2/9/2011	751	(4)	33,314	1,669	(8)	74,037
	2/7/2002	19,000		0		45.9500	2/7/2012	1,461	(5)	64,810	12,440	(9)	551,838
	2/13/2003	15,000		0		31.4650	2/13/2013	3,267	(6)	144,924	13,060	(10)	579,342
	2/12/2004	12,000		0		46.7600	2/12/2014
	2/10/2005	14,000		0		57.0950	2/10/2015
	5/13/2005	12,000		0		54.8350	5/13/2015
	12/8/2005	51,000		0		68.6300	12/8/2015
	2/8/2007	22,040		0		109.200	2/8/2017
	2/7/2008	10,393	(1)	5,197		70.6900	2/7/2018
	2/12/2009	16,135	(2)	32,275		47.4700	2/12/2019
	2/11/2010	0	(3)	25,200		43.0500	2/11/2020
Danny Shepherd	5/1/2002	3,000		0		46.2750	5/1/2012	2,557	(6)	113,429	1,544	(8)	68,492
	2/13/2003	2,200		0		31.4650	2/13/2013	3,339	(7)	148,118	11,520	(9)	511,027
	2/12/2004	10,000		0		46.7600	2/12/2014	12,060	(10)	534,982	12.068	(10)	534,982
	2/10/2005	11,000		0		57.0950	2/10/2015
	12/8/2005	22,000		0		68.6300	12/8/2015
	2/8/2007	19,560		0		109.200	2/8/2017
	2/7/2008	9,633	(1)	4,817		70.6900	2/7/2018
	2/12/2009	14,949	(2)	29,901		47.4700	2/12/2019
	2/11/2010	0	(3)	23,400		43.0500	2/11/2020
Ron McAbee	2/9/2001	7,500		0		44.9000	2/9/2011	751	(4)	33,314	1,544	(8)	68,492
	2/7/2002	15,000		0		45.9500	2/7/2012	1,461	(5)	68,810	11,520	(9)	511,027
	2/13/2003	11,000		0		31.4650	2/13/2013	2,557	(6)	113,429	12,060	(10)	534,982
	2/12/2004	15,000		0		46.7600	2/12/2014
	2/10/2005	15,000		0		57.0950	2/10/2015
	12/8/2005	30,000		0		68.6300	12/8/2015
	2/8/2007	19,560		0		109.200	2/8/2017
	2/7/2008	9,663	(1)	4,817		70.6900	2/7/2018
	2/12/2009	14,949	(2)	29,901		47.4700	2/12/2019
	2/11/2010	0	(3)	23,400		43.0500	2/11/2020
Bob Wason	2/9/2001	16,000		0		44.9000	2/9/2011	751	(4)	33,314	830	(8)	36,819
	2/7/2002	16,000		0		45.9500	2/7/2012	1,461	(5)	64,810	7,360	(9)	326,490
	2/13/2003	11,000		0		31.4650	2/13/2013	2,557	(6)	113,429	7,740	(10)	343,346
	2/12/2004	10,000		0		46.7600	2/12/2014
	2/10/2005	11,000		0		57.0950	2/10/2015
	12/8/2005	22,000		0		68.6300	12/8/2015
	2/8/2007	11,380		0		109.200	2/8/2017
	2/7/2008	5,173	(1)	2,587		70.6900	2/7/2018
	2/12/2009	9,875	(2)	19,755		47.4700	2/12/2019
	2/11/2010	0	(3)	14,900		43.0500	2/11/2020

Options in footnotes 1 through 3 vest at a rate of 33 1/3% per year in years 1–3.

(1) Options with vesting dates of 2/7/09, 2/7/10, and 2/7/11.

(2) Options with vesting dates of 2/12/10, 2/12/11, and 2/12/12.
(3) Options with vesting dates of 2/11/11, 2/11/12, and 2/11/13.

DSUs in footnotes 4 through 7 vest at the rate of 20% per year in years 6–10.
(4) DSUs with vesting dates of 3/1/07, 3/1/08, 3/1/09, 3/1/10, and 3/1/11.
(5) DSUs with vesting dates of 3/1/08, 3/1/09, 3/1/10, 3/1/11, and 3/1/12.
(6) DSUs with vesting dates of 3/1/09, 3/1/10, 3/1/11, 3/1/12, and 3/1/13.
(7) DSUs with vesting dates of 3/1/10, 3/1/11, 3/1/12, 3/1/13, and 3/1/14.

PSUs in footnotes 8—10 cliff vest 100% after a three-year performance period.
(8) PSUs with vesting date of 12/31/10.
(9) PSUs with vesting date of 12/31/11.
(10) PSUs with vesting date of 12/31/12.
(11) DSUs include dividend equivalents through 12/31/10.
(12) Based on closing price of our common stock on the New York Stock Exchange on December 31, 2010, $44.36.
(13) Vested PSUs adjusted for company performance through 12/31/2010.  Unvested PSUs adjusted to maximum allowed under the agreements.

RETIREMENT AND PENSION BENEFITS

Generally most full-time salaried employees of our company that were hired prior to July 15, 2007, including all of the NEOs, participate in our company’s funded, and as appropriate, unfunded pension plans.  Retirement benefits become payable as early as the date on which participants both attain age 55 and complete one year of service.

The following table provides for each named executive the number of years of credited service and the present value of accumulated benefits as of December 31, 2010 under each plan in which the executive participates.  The narrative that follows this table provides a description of the material features of each plan.

PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)		Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
Don James	Retirement Income Plan		18	883,060	0
	Supplemental Benefit Plan		18	12,881,347	0
	Supp. Executive Retirement Agreement	21	7/12	16,358,316	0
Dan Sansone	Retirement Income Plan	22	10/12	871,462	0
	Supplemental Benefit Plan	22	10/12	2,950,000	0
Danny Shepherd	Retirement Income Plan	27	8/12	1,037,532	0
	Supplemental Benefit Plan	27	8/12	1,886,544	0
Ron McAbee	Retirement Income Plan	36	11/12	1,589,686	0
	Supplemental Benefit Plan	36	11/12	4,118,370	0
Bob Wason	Retirement Income Plan	22	9/12	912,658	0
	Supplemental Benefit Plan	22	9/12	1,855,424	0

(1)       The present value of accumulated benefits are based on benefits payable at age 62, the earliest age under the plans at which benefits are not reduced, or current age if the participant is older than age 62.  The following FASB ASC Topic 715 “Compensation — Retirement Benefits” (formerly SFAS No. 87), assumptions as of 12/31/2010 were used to determine the present values:

(i)          discount rate of 4.55%;

(ii)      mortality based on the RP-2000 Combined Healthy Mortality Table projected 13 years using Scale AA;

(iii)  present values for lump sums are based on projected segmented interest rates and the prescribed 2010 IRS Mortality Table;

(iv)    supplemental Executive Retirement Agreement and Supplemental Executive Retirement Plan benefits assumed to be paid as a 10 Year Term Certain Annuity; and

(v)        for the Retirement Income Plan, 40% of the 12/31/2000 benefit assumed to be paid as a lump sum, with the remainder of the accrued benefit assumed to be paid as a single life annuity.

RETIREMENT INCOME PLAN

The Retirement Income Plan for Salaried Employees (Retirement Plan), provides benefits under a funded noncontributory defined benefit plan and covers most salaried employees, including all executive officers, hired prior to July 15, 2007.  Employees hired after July 15, 2007 are covered under a 401(k) Plan that includes company matching of employee contributions and an annual discretionary profit-sharing contribution to all eligible participants.  In order to attract and retain high quality employees, we believe it is necessary for our company to provide an attractive employee benefits package that includes a competitive retirement program.

The normal retirement date is defined in the Retirement Plan as the first day of the calendar month immediately following a participant’s 65th birthday; however, service continues to accrue under the Retirement Plan if the participant works beyond age 65 (subject to a maximum service cap of 40 years).  The amount of benefit is based on earnings, service and the age at which a participant commences receiving a benefit.  Eligible earnings under the Retirement Plan, or “Final Average Earnings,” is the average of a participant’s highest 36 consecutive months of earnings and includes base monthly salary and any awards under the EIP, as reflected in the “Salary” and “Non-equity Incentive Plan Compensation” columns of the Summary Compensation Table.  Under Section 415 of the Internal Revenue Code, the maximum annual benefit allowable under the Plan for an employee retiring at age 65 in 2010 is $195,000, an amount which may change in subsequent years as determined by the Internal Revenue Service.  In addition, Section 401 of the Internal Revenue Code limits the amount of a participant’s compensation that may be taken into account under the Plan to $245,000, an amount that is also subject to change by the Internal Revenue Service.

The Retirement Plan formula provides a monthly benefit equal to 0.9% of final average earnings per year of service accrued prior to age 45, plus 1.2% of final average earnings per year of service accrued after age 44, plus .5% of Final Average Earnings in excess of 50% of the Social Security Wage Base applied to all years of service.  A vested participant may commence receiving early retirement benefits under the Retirement Plan as early as age 55.  The amount of early retirement reduction depends on the age of a participant when active employment ceases.  If active employment ceases after age 55 and retirement income commences at age 62, or later, the monthly benefit is not reduced.  However, if the benefit commences prior to age 62, the monthly benefit is reduced at a rate of 7% per year for commencement between ages 55 and 62.  If active employment ceases prior to age 55, the monthly benefit is actuarially reduced for commencement between ages 55 and 65.

A participant must have either five years of vested service (as defined in the Retirement Plan) or be at least age 55 with one year of service, to be vested and eligible for a benefit.  The normal form of retirement benefit under the Retirement Plan for an unmarried participant is a single life annuity, which is a monthly payment for life.  The normal form of retirement benefit under the Retirement Plan for a married participant is a 75% joint and survivor annuity, which is a monthly payment for the life of the participant, and thereafter 75% of that amount to the surviving spouse payable for his or her lifetime.  The Retirement Plan also permits the participant to elect, with spousal consent, other annuity options and a lump sum payment for benefits accrued prior to 2001.  The optional forms of payment are subject to actuarial adjustment.

UNFUNDED SUPPLEMENTAL BENEFIT PLAN

The Unfunded Supplemental Benefit Plan for Salaried Employees (Supplemental Plan), enables our company to pay any person whose pension under the Retirement Plan has been reduced as a result of the limitations imposed by Sections 401 and 415 of the Internal Revenue Code, an amount equal to the difference between the amount the person would have received under the Retirement Plan had there been no limitations and the amount the person will receive under the Retirement Plan after giving effect to the limitations.

The Supplemental Plan is unfunded and amounts payable to the employees covered thereby are considered to be general obligations of our company; however, the Supplemental Plan contains provisions that allow for the funding of a rabbi trust to improve the security of the benefit, to some extent, upon the occurrence of a CIC event (as defined in the Supplemental Plan).

The determination of the benefit amount and the payment options under the Supplemental Plan are the same as the Retirement Plan, except as follows.  Effective January 1, 2007, the Supplemental Plan was amended to allow existing participants to make an election to receive supplemental pension benefits in the form of installment payments over a period of 10 years, thereby accelerating payout somewhat and minimizing to some extent the risk of future non-payment.  The installment payments are actuarially equivalent to the various annuity options available under the Retirement Plan.  New participants in the Supplemental Benefit Plan on or after January 1, 2007 automatically will receive their supplemental pension benefits in the form of installment payments over a period of 10 years and have no other payment options.

SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT

Mr. James is entitled to benefits under a Supplemental Executive Retirement Agreement (SERA), that provides for additional retirement benefits based on the formula in the Retirement Plan using his actual years of service multiplied by 1.2.  The maximum benefit service provided by the combination of the SERA and the Retirement Plan is 40 years.  The SERA is an unfunded, noncontributory defined benefit plan.

The SERA was established in 2001 as an additional retention incentive for the CEO.  This program supplements the monthly retirement benefits Mr. James could receive under the Retirement Plan and the Supplemental Plan, as Mr. James was hired by our company later in his career and would not have otherwise been able to accrue the normal retirement benefit provided under those programs.

ELIGIBILITY FOR EARLY RETIREMENT

The following NEOs are currently eligible for early retirement under the following plans.  Eligible under the Retirement Plan and the Supplemental Plan are Don James (age 62), Dan Sansone (age 58), Danny Shepherd (age 59) and Bob Wason (age 59).  Mr. James also is eligible for early retirement under the SERA.  Ron McAbee retired effective on February 1, 2011.

PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

This section describes and estimates payments that could be made to the NEOs under different termination and change-in-control (CIC) events.  The estimated payments would be made under the terms of our company’s compensation and benefits programs or the CIC severance agreements with each of the NEOs.  The amount of potential payments is calculated as if the different events occurred as of December 31, 2010 and assumes that the price of our company’s common stock is the closing market price as of December 31, 2010.

DESCRIPTION OF TERMINATION AND CHANGE-IN-CONTROL EVENTS

The following charts list different types of termination and CIC events that can affect the treatment of payments under our company’s compensation and benefit programs.  These events also affect payments to the NEOs under their CIC agreements.  Except for Messrs. James, Sansone and Wason, no payments are made under the CIC agreements unless, within two years of the CIC, the officer is involuntarily terminated or he voluntarily terminates for good reason (as described below).  The agreements with Messrs. James, Sansone and Wason provide for a 30-day window immediately following the first anniversary of the CIC during which they may elect to terminate their employment and receive the benefits provided under the CIC agreement.

TERMINATION EVENTS

•                  Retirement or Retirement Eligible — Termination of a NEO who is at least 55 years old and has at least one year of credited service.

•                  Lay Off — Termination by our company of a NEO who is not retirement eligible.

•                  Resignation — Voluntary termination by a NEO who is not retirement eligible.

•                  Death or Disability — Termination of a NEO due to death or disability.

•                  Involuntary Termination — Termination of a NEO for cause.  Cause includes individual performance below minimum performance standards and misconduct.

The following chart describes the treatment of different pay and benefit elements in connection with the non-CIC termination events shown.

TERMINATION PAY AND BENEFITS PROGRAMS

PROGRAM	RETIREMENT/ RETIREMENT ELIGIBLE	LAY OFF (INVOLUNTARY TERMINATION NOT FOR CAUSE)	RESIGNATION	DEATH OR DISABILITY	INVOLUNTARY TERMINATION (FOR CAUSE)
Pension: • Retirement Plan • Supplemental Plan • SERA	Participant may commence benefit payment	Participant is considered Terminated Vested	Participant is considered Terminated Vested	Spouse may commence survivor benefit on or after the date that the Participant would have attained age 55	Participant may commence benefit payment or will be Terminated Vested depending on age
Executive Deferred Compensation	Payment commences the year after retirement in the form elected	Payout made the year following the year of termination in a lump sum	Payout made the year following the year of termination in a lump sum	Payment commences the year after death or disability in the form elected	Payout made the year following the year of termination in a lump sum
EIP	Eligible to receive full payment	Eligible to receive full payment	Eligible to receive full payment	Eligible to receive full payment	No payment
Stock Options / SOSARs	Full term to exercise vested options; if 62 or older, non-vested options continue to vest; noncompetition agreement may be required for exercising vested options	Non-vested options forfeited; 30 days to exercise vested options	Non-vested options forfeited; 30 days to exercise vested options	Vesting accelerated. Under death, estate has one year to exercise. Under disability, have full remaining term to exercise.	Forfeit all, vested and non-vested
DSUs	If age 62 or older, vesting is accelerated; otherwise forfeit non-vested DSUs	Non-vested are forfeited	Non-vested are forfeited	Vesting is accelerated on a pro-rata basis	Non-vested are forfeited
PSUs	Vesting is accelerated	Non-vested are forfeited	Non-vested are forfeited	Vesting is accelerated	Forfeit all, vested and non-vested
Thrift Plan	May take payment or defer until age 70½	May take payment or defer until age 70½	May take payment or defer until age 70½	Account distributed by March 1 of the following year	May take payment or defer until age 70½
401(k) and Profit Sharing Retirement Plan (eff. 7/15/07)	May take payment or defer until age 70½	May take payment or defer until age 70½	May take payment or defer until age 70½	Account distributed by March 1 of the following year	May take payment or defer until age 70½
Supplemental Thrift Plan	May take payment or defer until age 70½	May take payment or defer until age 70½	May take payment or defer until age 70½	Account distributed by March 1 of the following year	May take payment or defer until age 70½
Severance Benefits	None	None	None	None	None
Health Benefits	May continue to age 65 if age + service equals at least 70	Coverage ceases; eligible for coverage extension under COBRA	Coverage ceases; eligible for coverage extension under COBRA	Under age 55, 3 months spousal extension, then COBRA; over age 55, same as retiree	Under age 55, same as resignation; over age 55, same as retiree

CIC-RELATED EVENTS

•                  A CIC occurs under our certain of our company’s compensation plans upon:

(i)                   acquisition by any person or group of more than 50% of the total fair market value or voting power of our common stock.  A transfer or issuance of our stock is counted only if the stock remains outstanding after the transaction.  An increase in stock ownership as a result of the company’s acquisition of its own stock in exchange for property is counted for purposes of the change in ownership standard; or

(ii)     (a) acquisition by a person or group during a 12-month period of stock possessing 30% of the total voting power of our stock, or (b) replacement of a majority of our Board of Directors during any 12-month period by directors not endorsed by a majority of the members of our Board prior to the date of the appointment or election; or

(iii)    acquisition by a person or group during a 12-month period of assets from our company having a total gross fair market value of 40% of the total gross fair market value of our assets immediately prior to such acquisition.  An exception exists for a transfer of our assets to a shareholder controlled entity, including transfer to a person owning 50% or more of the total value or voting power of our shares.

•                  For purposes of our CIC agreements and certain of our other compensation plans, a CIC is defined as:  (a) the acquisition by a person or group of 20% or more of the then outstanding common stock or voting securities of our company; or (b) a change in the majority of members of the Board of Directors; or (c) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our company’s assets unless our company’s shareholders before such business combination or sale own more than 60% of the outstanding common stock following the business combination or sale.

•                  Involuntary CIC Termination or Voluntary CIC Termination for Good Reason — Employment is terminated within two years of a CIC, other than for cause, or the employee voluntarily terminates for Good Reason.

“Good reason” for voluntary termination within two years of a CIC is generally satisfied when there is a reduction in salary, incentive compensation opportunity or benefits, relocation of over 35 miles or a diminution in duties and responsibilities.

The following table describes treatment of payments under pay and benefit programs upon a CIC, and upon a termination (voluntary or involuntary) upon a CIC.

CHANGE IN CONTROL (CIC) PAY AND BENEFITS PROGRAMS

PLAN OR PROGRAM	CIC	CIC WITH TERMINATION (OTHER THAN CAUSE)
Pension: • Retirement Plan • Supplemental Plan • SERA	No impact	Service ceases except to the extent that additional service is provided under the terms of the CIC agreements
Executive Deferred Compensation Plan	Accelerate all deferred amounts and pay lump sum within 10 business days	Accelerate all deferred amounts and pay lump sum within 10 business days
EIP

The amount paid will be equal to the greater of (A) the average bonus during the three preceding years, (B) the target bonus, or (C) the bonus determined under the Plan for the year in which the CIC occurs

The amount paid will be equal to the greater of (A) the average bonus during the three preceding years, (B) the target bonus, or (C) the bonus determined under the Plan for the year in which the CIC occurs

Stock Options / SOSARs	Immediately deemed fully vested and exercisable; remaining term to exercise	Immediately deemed fully vested and exercisable; remaining term to exercise
DSUs	All immediately deemed non-forfeitable; pay on 90th day following the CIC	All immediately deemed non-forfeitable; pay on 90th day following the CIC
PSUs	Vesting is accelerated; pay within 2½ months after end of the year in which the CIC occurs	Vesting is accelerated; pay within 2½ months after end of the year in which the CIC occurs
Thrift Plan	No impact	Service ceases except to the extent that additional service is provided under the terms of the CIC agreements. Participant entitled to distribution
401(k) and Profit Sharing Retirement Plan (eff. 7/15/07)	No impact	Service ceases except to the extent that additional service is provided under the terms of the CIC Agreements. Participant is entitled to distribution
Supplemental Thrift Plan	No impact	Participant entitled to distribution
Severance Benefits	No impact	Payment is 3 times the NEOs annual base salary, short-term bonus and LTI amount For agreements executed during 2011 only, payment is 3 times NEOs annual base salary and short-term bonus
Health Benefits	No impact	3 year coverage extension

POTENTIAL PAYMENTS

This section describes and estimates payments that would have become payable to the NEOs upon a termination or change-in-control as of December 31, 2010.

PENSION BENEFITS

The monthly amounts that would have become payable to our NEOs if the termination event occurred as of December 31, 2010 under the Retirement Plan, the Supplemental Plan, and the SERA are itemized in the chart set forth below.  The amounts shown in the chart are monthly benefit amounts whereas the pension values shown in the Summary Compensation and Pension Benefits Tables are present values of all the monthly values anticipated to be paid over the lifetimes of our NEOs and their spouses in the event of their death while actively employed.  These plans are described in the notes following the Pension Benefits Table.  All the NEOs were retirement eligible on December 31, 2010.  The benefits were determined using the same assumptions used to compute benefit values in the Pension Benefit Table with three exceptions.  First, the benefit payments were assumed to commence as soon as possible following December 31, 2010, instead of at normal retirement.  Second, approximate early retirement reductions were applied.  Finally, the benefits were not adjusted to reflect optional forms of payment.  All benefits are the amounts that would be paid monthly over the NEOs life, except for the value of CIC enhanced benefits which would be paid in a lump sum.

PENSION BENEFITS TABLE

Name		Retirement (Monthly Payments) ($)	Resignation or Involuntary Retirement (monthly payments) ($)	Death (monthly payments to a spouse) ($)	CIC (Value of Enhanced Benefits)(1) ($)
Don James	Retirement Plan	5,622	Same as Retirement	3,654	0
	Supplemental Plan	96,476	Same as Retirement	62,709	2,773,979
	SERA	122,517	Same as Retirement	79,636	3,328,774
	Defined Contribution	0	None	0	150,000

Dan Sansone	Retirement Plan	4,973	Same as Retirement	3,232	0
	Supplemental Plan	19,375	Same as Retirement	12,594	1,878,345
	Defined Contribution	0	None	0	61,500

Danny Shepherd	Retirement Plan	6,132	Same as Retirement	3,986	0
	Supplemental Plan	12,922	Same as Retirement	8,399	1,216,878
	Defined Contribution	0	None	0	49,602

Ron McAbee	Retirement Plan	10,640	Same as Retirement	6,916	0
	Supplemental Plan	32,201	Same as Retirement	20,931	563,718
	Defined Contribution	0	None	0	49,602

Bob Wason	Retirement Plan	5,386	Same as Retirement	3,501	0
	Supplemental Plan	12,664	Same as Retirement	8,232	1,250,011
	Defined Contribution	0	None	0	46,701

(1)       Value of retirement and defined contribution enhancements is payable in lump sum in the event of a CIC.  In accordance with CIC agreements, lump-sum values for Supplemental Plan and SERA pension benefits are based upon credit for three years of service for each named executive, except for Mr. James, who would receive credit for 6.6 years of service.  The defined contribution amounts represent three years of company matching contributions for each executive.

LONG-TERM INCENTIVES

DEFFERED STOCK UNITS (DSUs)

The chart below shows the number of DSUs for which vesting would be accelerated under certain events.

	RETIREMENT		CIC (WITH OR WITHOUT TERMINATION)
Name	Number of Deferred Stock Units with Accelerated Vesting	Total Number of Deferred Stock Units Following Accelerated Vesting	Number of Deferred Stock Units with Accelerated Vesting	Total Number of Deferred Stock Units Following Accelerated Vesting
Don James	0	0	52,650	52,650
Dan Sansone	0	0	5,479	5,479
Danny Shepherd	0	0	5,896	5,896
Ron McAbee	4,769	4,769	4,769	4,769
Bob Wason	0	0	4,769	4,769

PERFORMANCE SHARE UNITS (PSUs)

The chart below shows the number of PSUs for which vesting would be accelerated under certain events.  Unvested PSUs were adjusted to the maximum allowed under the agreements because the performance was unknown at December 31, 2010.

	RETIREMENT		CIC (WITH OR WITHOUT TERMINATION)
Name	Number of Performance Share Units with Accelerated Vesting	Total Number of Performance Share Units Following Accelerated Vesting	Number of Performance Share Units with Accelerated Vesting	Total Number of Performance Share Units Following Accelerated Vesting
Don James	61,433	69,570	124,520	132,657
Dan Sansone	12,646	14,315	25,500	27,169
Danny Shepherd	11,700	13,244	23,580	25,124
Ron McAbee	23,580	25,124	23,580	25,124
Bob Wason	7,487	8,317	15,100	15,930

STOCK OPTIONS AND SOSARs

Stock options and SOSARs would be treated as described in the termination and CIC charts above.  The chart below shows the number of stock options for which vesting would be accelerated under certain events.

	RETIREMENT		CIC (WITH OR WITHOUT TERMINATION)
Name	Number of Options with Accelerated Vesting	Total Number of Options Following Accelerated Vesting	Number of Options with Accelerated Vesting	Total Number of Options Following Accelerated Vesting
Don James	170,019	1,391,881	303,128	1,524,990
Dan Sansone	35,114	221,182	62,672	248,740
Danny Shepherd	32,551	124,893	58,118	150,460
Ron McAbee	58,118	195,760	58,118	195,760
Bob Wason	20,724	133,152	37,242	149,670

EXECUTIVE DEFERRED COMPENSATION PLAN

The aggregate balances reported in the Nonqualified Deferred Compensation Plan Table would be payable to the NEOs as described in the termination events and CIC-Related Events chart above.  There is no enhancement or acceleration of payments under these plans associated with termination or CIC events, other than the lump sum payment opportunity described in the above charts.  The lump sums that would be payable are those that are reported in the Nonqualified Deferred Compensation Plan Table.

HEALTH BENEFITS

Because Messrs. James, Sansone, McAbee, Shepherd and Wason are eligible for early retirement and health care benefits are provided to early retirees, there is no incremental payment associated with the termination or CIC events.

SEVERANCE BENEFITS

Our company has previously entered into individual CIC agreements with each of our NEOs.  In addition to the treatment of the benefits described above, our NEOs are entitled to a severance benefit, if within two years of a CIC they are involuntarily terminated, without cause or they voluntarily terminate for Good Reason.  Further, Messrs. James, Sansone and Wason may elect to voluntarily terminate their employment during the 30 days following the first anniversary of a CIC, and receive severance benefits.  In any case, benefits are not paid unless the NEO releases us from any claims he may have against us.

The CIC severance payment is three times the NEO’s base annual salary, short-term bonus, and LTI amount, as each is defined in the CIC agreements, and includes the continuation of health, medical and other fringe benefits for a period of two years following termination.  If any portion of the severance payment is an “excess parachute payment,” as defined under Internal Revenue Code Section 280G, we will pay on behalf of the NEO an additional amount to make the NEO whole for golden parachute tax liability — a “280G tax gross-up.”  The Compensation Committee has determined that any new CIC agreements that may be executed during 2011 will not include the following provisions:  modified single trigger payment of severance amounts, inclusion of long-term incentive value in severance calculation or tax gross-ups.

The table below reflects an estimate of the severance payments that would be made to our NEOs if they were terminated as of December 31, 2010 in connection with a CIC.

Name	Severance Amount ($)
Don James	15,601,250
Dan Sansone	4,412,000
Danny Shepherd	3,649,600
Ron McAbee	3,649,600
Bob Wason	2,876,950

The table below reflects an estimate of the value of 280G tax gross-up amounts due and payable to the Internal Revenue Service in connection with a CIC that results in severance payments.

Name	280G Tax Gross-Up(1) ($)
Don James	0	(2)
Dan Sansone	2,863,710
Danny Shepherd	2,500,060
Ron McAbee	1,793,577
Bob Wason	1,851,763

(1)       Based on payment of equity components of compensation valued at $44.36 per share, the reported fair market value of our company’s common stock as of December 31, 2010.

(2) No 280G tax gross-up is triggered as the estimated severance amount is not in excess of the IRS cap.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our Board of Directors.  In setting director compensation, our company considers the significant amount of time that directors expend on fulfilling their duties to our company, as well as the limited pool of, and competition among public companies for, well-qualified Board members.  Additional amounts are paid to committee chairs in recognition of the substantial responsibilities of the chair.  Directors are subject to a minimum share ownership requirement.  Within five years of becoming a director, each director is required to own at least 5,000 shares of our company’s common stock.  Shares or units held by a director under a deferred compensation plan are included in calculating the director’s ownership.

CASH COMPENSATION PAID TO BOARD MEMBERS.  Members of the Board who are not employees of our company are paid a retainer of $45,000 per year, plus the following fees:

•                  $5,000 Board meeting fee for in-person attendance;

•                  $3,000 Committee meeting fee for in-person attendance;

•                  $1,500 Board and committee fees for telephonic meetings or actions by written consent;

•                  $20,000 Audit Committee chair retainer fee;

•                  $10,000 Compensation Committee chair retainer fee;

•                  $5,000 Retainer fee for all other committee chairs; and

•                  $1,500 Presiding Director fee per meeting.

DEFERRED COMPENSATION PLAN.  We maintain a Deferred Compensation Plan for directors who are not employees of our company (Directors’ Deferred Compensation Plan), under which such directors are permitted to defer the cash compensation to which they are entitled for specified periods or until they cease to be directors.  The deferred amounts, at the election of the director, are either:  (i) credited with interest at prescribed rates; or (ii) converted into a number of DSUs equivalent to the number of shares of our company’s common stock (based on the market price at the time of deferral) that could be purchased with the amount deferred.  Whenever a dividend is paid on our common stock, the DSU accounts are credited with an additional number of stock units corresponding to the amount of the dividend.  At the end of the deferral period, the DSUs are settled in shares of our company’s common stock, and interest-based deferrals are settled in cash.  The Directors’ Deferred Compensation Plan also provides for a lump-sum settlement of a director’s deferred compensation account in stock or cash, as applicable, if following a Change of Control (as defined in the Directors’ Deferred Compensation Plan):  (i) the participating director ceases to be a member of the Board; (ii) the Directors’ Deferred Compensation Plan is terminated; or (iii) our company’s capital structure is changed materially.  The Directors’ Deferred Compensation Plan was approved by our company’s shareholders in 1993.

DEFERRED STOCK UNITS.  Equity-based grants are awarded to our non-management directors on an annual basis.  These grants represent a significant portion of their compensation package.  We believe that equity grants promote a greater alignment of interests between our directors and our shareholders through increasing their ownership of our common stock.  Further, we believe that equity grants support our ability to attract and retain qualified individuals to serve as directors of our company by affording them an opportunity to share in our future success.

In June 2010, 1,803 DSUs were granted to each non-management director pursuant to the Omnibus Plan, which was approved by our shareholders in 2006.  These units become nonforfeitable on the third anniversary of the grant; however, payment is deferred until the director ceases to serve on the Board or a CIC occurs.  The DSUs are an unfunded, unsecured obligation of our company, and no shares have been set aside for these grants.  The non-management directors have no right to receive the DSUs until the restrictions imposed either lapse or are waived.

Generally, the restrictions expire when the non-management director ceases to be a director because of retirement (age 70 or above), death, disability or a CIC.  However, the Compensation Committee, subject to Board approval, may waive restrictions in the event the non-management director fails to remain a director for any reason other than retirement at the mandatory age, death or disability.  During the period the shares are restricted, the non-management directors have no right to vote the shares.  Dividend equivalents are credited as additional DSUs quarterly when dividends are paid on our stock.  The DSUs are settled in shares of our common stock when the restrictions expire.

In prior years, grants to our directors were made under the Restricted Stock Plan for Non-employee Directors or the Deferred Stock Plan for Non-employee Directors.  No further grants will be made under either of these plans.

DIRECTOR SUMMARY COMPENSATION TABLE

The table below summarizes the compensation paid by our company to non-employee directors for the fiscal year ended December 31, 2010.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earning ($)	All Other Compensation(3) ($)	Total ($)
Philip J. Carroll	104,000	89,771	0	0	0	6,923	200,694
Phillip W. Farmer	112,500	89,771	0	0	0	7,170	209,441
H. Allen Franklin	99,000	89,771	0	0	0	11,269	200,040
Ann McLaughlin Korologos	85,000	89,771	0	0	0	5,162	179,933
Douglas J. McGregor	103,500	89,771	0	0	0	16,552	209,823
James V. Napier	97,000	89,771	0	0	0	8,375	195,146
Richard T. O’Brien	92,500	89,771	0	0	0	2,900	185,171
James T. Prokopanko	84,500	89,771	0	0	0	904	175,175
Donald B. Rice	103,500	89,771	0	0	0	13,284	206,555
Vincent J. Trosino	95,500	89,771	0	0	0	8,880	194,151
Kathleen Wilson-Thompson	88,000	89,771	0	0	0	904	178,675

(1)       Donald M. James, Chief Executive Officer and Chairman of the Board, is not included in this table as he is an employee of our company and receives no additional compensation for his service as a director.  Mr. James’ compensation is shown in the Summary Compensation Table on page 50.

(2)       This column represents the accounting expense for the awards granted in 2010; therefore, the values shown here are not representative of the amounts that may eventually be realized by a director.  Pursuant to the rules of the SEC, we have provided a grant date fair value for stock awards in accordance with the provisions of FASB ASC Topic 718.  For DSUs, the fair value is estimated on the date of grant based on the closing market price of our stock on the grant date.  At December 31, 2010, the aggregate number of restricted stock units and DSUs accumulated on account for all years of service, including dividend equivalent units, were:

Name	Units
Philip J. Carroll	7,915
Phillip W. Farmer	7,587
H. Allen Franklin	12,327
Ann McLaughlin Korologos	6,026
Douglas J. McGregor	17,690
James V. Napier	8,929
Richard T. O’Brien	3,842
James T. Prokopanko	1,825
Donald B. Rice	11,093
Vincent J. Trosino	7,901
Kathleen Wilson-Thompson	1,825

(3)       None of our directors received perquisites or other personal benefits in excess of $10,000.  The amounts set forth in this column represent the accounting expense for the dividend equivalents earned in 2010 by our directors for outstanding equity awards which earn dividend equivalents.